FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                          For the month of January 2006




                                 STEALTHGAS INC.
                              331 KIFISSIAS AVENUE
                                 ERITHREA 14561
                                 ATHENS, GREECE

                             (011)(30)(210) 625 2849
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)



 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]



INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. today, January 13, 2006



Exhibit 1






                              STEALTHGAS ANNOUNCES
                    AGREEMENT TO ACQUIRE AN ADDITIONAL VESSEL
                     EXPANDING THE FLEET TO 23 LPG CARRIERS

ATHENS, GREECE, January 13, 2006. STEALTHGAS INC. (NASDAQ:GASS) today announced that it has entered into an agreement to acquire an additional vessel with expected delivery February 2006.

"Islas Gas", which will be renamed the "Gas Czar", is a Fully-Pressurized (F.P.) LPG carrier built in Japan in 1995 with a capacity of 3,500 cubic meters (cbm). It will be acquired for $9.83 million. Upon delivery, it will be deployed under an existing time charter to an oil major at a rate of $171,250 per calendar month until November 2006. Thereafter "Gas Czar" will be deployed for a further 12 months to the same oil major at a per calendar month time charter rate ranging between a minimum of $190,000 and a maximum of $210,000.

As of today, STEALTHGAS has acquired and taken delivery of 9 out the 10 identified vessels, as outlined in the company's IPO Prospectus. Delivery of the last identified vessel, "Gas Eternity", is expected in February 2006. Furthermore, beyond the 10 identified vessels, STEALTHGAS has acquired and taken delivery of 3 additional vessels and has entered into an agreement to acquire a fourth one. As of today, STEALTHGAS has a fleet of 21 LPG carriers, which will expand to 23 vessels upon delivery of "Gas Eternity" and "Gas Czar" in February 2006.

The table below describes our fleet development and deployment as of today:

Vessel     Vessel Vessel   Year   Delivered Employment Charter  Monthly
           Size   Type     Built  To        Status     Expiration  Rate
           (cbm)                  GASS                              (1*)$


CURRENT FLEET (Initial Fleet plus Identified Vessels already delivered to GASS)

Gas        7,517 F.P.     2001     Oct      Time      August  365,000
Cathar                             2005     Charter   2006

Gas Chios  6,562 F.P.     1991     Oct      Time      Feb     300,000
                                   2005     Charter   2006

Gas        6,550 F.P.     1995     Nov      Bareboat  Oct     220,000
Marathon                           2005               2007

Gas        6,526 F.P.     1992     May      Time      May     420,000
Amazon                             2005     Charter   2006

Sweet      5,018 F.P.     1997     Dec      Time      June    295,000
Dream(2)                           2005     Charter   2007

Gas        5,013 F.P.     1995     Feb      Spot      N/A     N/A
Emperor                            2005

Birgit     5,012 F.P.     1994     April    Bareboat  April   190,000
Kosan                              2005               2007

Catterick  5,000 F.P      1995     Nov      Time      Feb.    300,000
                                   2005     Charter   2007

Feisty     4,250 F.P.     2001     Dec      Time      August  199,000
Gas                                2005     Charter   2006

Gas        4,250 F.P.     2001     Dec      Time      June    195,000
Spirit(3)                          2005     Charter   2007

Gas        4,109 S.R.     1991     Nov      Time      March   335,000
Courchevel                         2004     Charter   2006


Gas        4,100 F.P.     2000     Nov      Time      July    285,000
Sincerity                          2005     Charter   2006

Gas        3,556 F.P.     1996     Oct      Spot      N/A     N/A
Prophet                            2004

Gas        3,526 F.P.     1999     Dec      Time      Feb     275,000
Shangai                            2004     Charter   2006

Gas        3,500 F.P.     1998     Oct      Time      April   250,000
Legacy                             2005     Charter   2007

Gas Artic  3,434 S.R.     1992     Apr      Bareboat  April   190,000
                                   2005               2009

Gas Ice    3,434 S.R.     1991     Apr      Bareboat  April   174,250
                                   2005               2008

Gas        3,211 S.R.     1990     Nov      Spot      N/A     N/A
Crystal                            2005

Gas        3,014 F.P.     1990     Dec      Time      May     118,000
Oracle                             2005     Charter   2006

Gas        3,014 F.P.     1995     Oct      Time      March   125,000
Prodigy                            2005     Charter   2006

Gas Tiny   1,320 S.R.     1991     Oct      Time      Nov     120,000
                                   2004     Charter   2006

Subtotal   91,91
-          6
21
vessels

REMAINING IDENTIFIED VESSELS (with expected delivery date)

Gas Czar   3,500 F.P.     1995     Feb      Time      Nov     171,250
                                   2006     Charter   2006

Gas        3,500 F.P.     1998     Feb      Spot      N/A     N/A
Eternity                           2006

Subtotal   7,000
-
2 vessel

FLEET      98,91
TOTAL      6
23         cbm
VESSELS

-    F.P.: Fully Pressurized
-    S.R.: Semi-Refrigerated
- (1): To calculate daily rate divide by 30.4. All rates are quoted on a gross basis and do not take into account chartering commissions
- (2): Sweet Dream is under a bareboat charter with a rate of $ 195,000 per month ending January 2006. The time charter in the table commences thereafter. As of February it will renamed the Gas Monarch
- (3): Gas Spirit is employed until June 2006 at a rate of $ 195,000 per month. The rate for the 12-month period between June 2006 and June 2007 will be agreed no later than the end of February 2006 and will range between a minimum of $250,000 and a maximum of $350,000.
- (4): Gas Czar is employed until November 2006 at a rate of $ 171,250 per month. The rate for the 12 month period between December 2006 and November 2007 will be agreed upon no later than the commencement of the charter extension for the 12 months and will range between a minimum of $190,000 and a maximum of $210,000.

About STEALTHGAS INC.
Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 21 LPG carriers, and intends to acquire 2 additional LPG carriers. Once this acquisition is completed, STEALTHGAS's fleet will be composed of 23 LPG Carriers with a total capacity of 98,916 cubic meters (cbm). STEALTHGAS's shares are listed on NASDAQ and trade under the symbol "GASS".

Forward-Looking Statement
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:
Andrew J. Simmons
Chief Financial Officer
STEALTHGAS INC.
011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                Stealthgas, Inc.
                                  (Registrant)


Dated:  January 13, 2006                      By:            /s/ Andrew J.
Simmons
                                             ----------------------------------
                                             Andrew J. Simmons
                                  Chief Financial Officer










                                  End of Filing